UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2012

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Press release
29 October 2012

PEARSON AND BERTELSMANN AGREE CONSUMER PUBLISHING PARTNERSHIP:
PENGUIN AND RANDOM HOUSE TO COMBINE,
CREATING THE WORLD'S LEADING TRADE PUBLISHER

Pearson and Bertelsmann today announce an agreement to create the world's leading consumer publishing organisation by combining Penguin and Random House.

The combination brings together two of the world's leading English language publishers, with highly complementary skills and strengths. Random House is the leading English language publisher in the US and the UK, while Penguin is the world's most famous publishing brand and has a strong presence in fast-growing developing markets. Both companies have a long history of publishing excellence, and both have been pioneers in the dramatic industry transformation towards digital publishing and bookselling.

Under the terms of the agreement, Penguin and Random House will combine their businesses in a newly-created joint venture named Penguin Random House. Bertelsmann will own 53% of the joint venture and Pearson will own 47%. The joint venture will exclude Bertelsmann's trade publishing business in Germany and Pearson will retain rights to use the Penguin brand in education markets worldwide.

Bertelsmann will nominate five directors to the Board of Penguin Random House and Pearson will nominate four. John Makinson, currently chairman and chief executive of Penguin, will be chairman of Penguin Random House and Markus Dohle, currently chief executive of Random House, will be its chief executive.

In reviewing the long-term trends and considerable change affecting the consumer publishing industry, Pearson and Bertelsmann both concluded that the publishing and commercial success of Penguin and Random House can best be sustained and enhanced through a partnership with another major international publishing house. They believe that the combined organisation will have a stronger platform and greater resources to invest in rich content, new digital publishing models and high-growth emerging markets. The organisation will generate synergies from shared resources such as warehousing, distribution, printing and central functions. Pearson and Bertelsmann intend that the combined organisation's level of organic investment in authors and new product models will exceed the total investment of Penguin and Random House as independent publishing houses.

The two companies believe that the combination will create a highly successful new organisation, both creatively and commercially, with the breadth and investment capacity to deliver significant benefits. Readers will have access to a wider and more diverse range of frontlist and backlist content in multiple print and digital formats. Authors will gain a greater depth and breadth of service, from traditional frontlist publishing to innovative self-publishing, on a global basis. Employees of the new organisation will be part of the world's first truly global consumer publishing company, committed to sustained editorial excellence and long-term investment in a rich diversity of content. And shareholders will benefit from participating in the consolidation of the consumer publishing industry without having to deploy additional capital.

The combination is subject to customary regulatory and other approvals, including merger control clearances, and is expected to complete in the second half of 2013.

In 2011, Random House reported revenues of €1.7bn (£1.48bn) and operating profit of €185m (£161m). Penguin reported revenues of £1.0bn and operating profit of £111m with total assets of £1.0bn. After completion, Pearson will report its 47% share of profit after tax from the joint venture as an associate in its consolidated income statement.

Under the terms of the agreement, neither Pearson nor Bertelsmann may sell any part of their shareholding in Penguin Random House for three years. To protect Pearson's interests as a minority shareholder, if Bertelsmann declines a Pearson offer to sell its entire shareholding, Pearson may require a recapitalisation by which Penguin Random House raises debt of up to 3.5x EBITDA, with a dividend distributed to shareholders in line with their ownership. In addition, from five years after completion, either partner may require an IPO of Penguin Random House.

Marjorie Scardino, chief executive of Pearson, said: "Penguin is a successful, highly-respected and much-loved part of Pearson. This combination with Random House - a company with an almost perfect match of Penguin's culture, standards and commitment to publishing excellence - will greatly enhance its fortunes and its opportunities. Together, the two publishers will be able to share a large part of their costs, to invest more for their author and reader constituencies and to be more adventurous in trying new models in this exciting, fast-moving world of digital books and digital readers."

Thomas Rabe, chairman and CEO of Bertelsmann, said: "With this planned combination, Bertelsmann and Pearson create the best course for new growth for our world-renowned trade-book publishers, to enable them to publish even more effectively across traditional and emerging formats and distribution channels. It will build on our publishing tradition, offering an extraordinary diversity of publishing opportunities for authors, agents, booksellers, and readers, together with unequalled support and resources."

ENDS

For more information:

Pearson:
Luke Swanson / Simon Mays-Smith / Charles Goldsmith        +44 (0) 20 7010 2310

Penguin:
Becca Sinclair                                                                                   +44 (0) 20 7010 4279

Brunswick
(for US media enquiries):
Oliver Phillips                                                                                   + 1 212 333 3810 ext 669

About Pearson
Pearson is an international education and information company with world-leading businesses in education, business information and consumer publishing.

Pearson is the world's leading learning company, providing educational materials, technologies, assessments and related services to teachers and students of all ages. We publish across the curriculum under a range of respected imprints and are also a leading provider of electronic learning programmes and of test development, processing and scoring services to educational institutions, corporations and professional bodies around the world.

The Financial Times Group provides business and financial news, data, comment and analysis, in print and online, to the international business community. It includes the globally-focused Financial Times newspaper and FT.com website; a range of specialist financial magazines and online services; and Mergermarket, which provides proprietary forward-looking insights and intelligence to businesses and financial institutions.

Penguin, founded by Allen Lane in 1935, is today one of the world's leading English language publishers and the most famous brand in the industry. Penguin publishes 4,000 titles every year for readers of all ages and in print and digital formats. Its extensive range of titles includes top literary prize winners, classics, reference volumes and children's titles.

 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PEARSON plc

Date: 29 October 2012

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary